SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 23, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	William Demarest Wilson Lee Robert Arzonetti Susan Block

Re:	Learn SPAC HoldCo, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed June 18, 2024 File No. 333-276714

Ladies and Gentlemen:

On behalf of Learn SPAC HoldCo, Inc. (the “Company”), we transmit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 16, 2024 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 4, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Summary of the Proxy Statement – Innventure LLC, page 3

1.
Please include disclosure here, similar to your response to prior comment 3 and disclosure at page 164 that, as part of its new “Disruptive Conglomerate model,” Innventure intends to retain majority (or sole ownership) of the Innventure operating companies.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 160 and 179 in Amendment No. 4.

Risk Factors – If Innventure is deemed to be an investment company, page 51

2.	We note your response, and we are continuing to consider your response on your Investment Company status. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment.

There is uncertainty regarding Innventure’s ability to maintain liquidity, page 53

3.	Please update to also discuss the going concern opinion as of December 31, 2023, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 in Amendment No. 4.

Interests of Learn CW’s Directors and Executive Officers in the Business Combination, page 106

4.
We note your response to prior comment 2.  Please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what Learn CW’s officers and directors have at risk, if material, that depends on completion of a business combination.  Include the current value of the securities held, loans extended, fees due, and out-of-pocket expenses for which Learn CW’s officers and directors are awaiting reimbursement, if applicable, or advise.  Please ensure that such disclosure provides an overall aggregate dollar amount that the officers and directors have at risk as well as a separate breakdown of what such aggregate amount consists of.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 27 and 107 in Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition – Liquidity and Capital Resources – Going Concern, page 187

5.
We note your statement that Innventure may have to consider supplementing its available sources of funds through several sources which may include the ESG Fund.  We also note your statement on page 99 in the disclosure on the background of the business combination, that the ESG Fund would not be part of the business combination and the $65 million value attributed to the ESG Fund would be excluded from the Innventure contribution to the business combination.  Please revise your disclosure to clarify how Innventure will use the ESG Fund as a source of liquidity if the ESG Fund is not part of the assets being contributed.  Please also clarify throughout, including the post-closing structure at page 2, how the ESG Fund relates to the post-closing structure depiction, including if Innventure will continue to earn management fees for providing investment management services to the ESG Fund.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 162 and 187 in Amendment No. 4 in response. The revised disclosure reflects the Company’s understanding that the ESG Fund is no longer making new investments and, therefore, clarifies that the ESG Fund will not be used as a source of liquidity going forward. The revised disclosure also clarifies that, following the Business Combination, Innventure will continue to earn management fees for providing investment management services to the ESG Fund.

Exhibits

6.	Please include the AFX Operating Agreement referenced in your response to our prior comment 3, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has included the AFX Operating Agreement as Exhibit 99.11 in Amendment No. 4.

7.
We note that exhibits 10.17, 10.18 and 10.32 have an asterisk accompanying the exhibit number indicating that certain portions of the exhibit have been omitted pursuant to Rule 601(b)(10).  Please clarify to refer to Item 601(b)(10) of Regulation S-K.  Please also include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.  Refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has clarified the references to Item 601(b)(10) of Regulation S-K and revised exhibits 10.17, 10.18 and 10.32 in Amendment No. 4 accordingly.

If you have any questions regarding the foregoing or Amendments No. 1, 2 or 3 please contact the undersigned at (212) 839-5430 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Robert Hutter, Learn SPAC HoldCo, Inc. Josh DuClos, Sidley Austin LLP John Stribling, Sidley Austin LLP Joel May, Jones Day Thomas Short, Jones Day